FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Final Terms dated 07 June 2019
Exhibit No. 2	Publication of Final Terms dated 13 June 2019
Exhibit No. 3	Publication of Final Terms dated 17 June 2019
Exhibit No. 4	Publication of Supplementary Reg Doc & Prospectus dated 17 June 2019
Exhibit No. 5	Publication of Final Terms dated 19 June 2019

Exhibit No. 1

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 6 June 2019 for NatWest Markets Plc ("NatWest Markets") CNY 108,000,000 4.35 per cent. Notes due 10 June 2024 (the "Series 18 CNY Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

Final Terms dated 6 June 2019 for NatWest Markets CNY 105,000,000 4.39 per cent. Notes due 10 June 2024 (the "Series 19 CNY Notes", together with the Series 19 CNY Notes, the "Notes") issued under the Programme

The relevant Final Terms contains the final terms of each of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019, 26 February 2019, 5 April 2019, 3 May 2019 and 17 May 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view each of the Final Terms for the Notes, please paste each of the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5659B_1-2019-6-7.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5659B_2-2019-6-7.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Publication of Final Terms

The following Final Terms is available for viewing:

Final Terms dated 11 June 2019 for NatWest Markets Plc ("NatWest Markets") JPY 1,000,000,000 0.605 per cent. Notes due 14 June 2024 (the "Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

The Final Terms contains the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019, 26 February 2019, 5 April 2019, 3 May 2019 and 17 May 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1573C_1-2019-6-13.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 3

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 14 June 2019 for NatWest Markets Plc ("NatWest Markets") €1,250,000,000 Floating Rate Notes due June 2021 (the "Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

The Final Terms contains the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019, 26 February 2019, 5 April 2019, 3 May 2019 and 17 May 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5088C_1-2019-6-17.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 4

Publication of Supplementary Registration Document and Supplementary Prospectus

Each of the following supplementary registration document and supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Registration Document to the NatWest Markets Plc Registration Document, dated 17 June 2019.

Supplementary Prospectus to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme; (ii) NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme and (iii) NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme, dated 17 June 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5264C_1-2019-6-17.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5264C_2-2019-6-17.pdf

A copy of each of the above supplementary registration document and supplementary prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Richard Coombs
Head of NatWest Markets Investor Relations
Tel: +44 (0)207 672 1768

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the supplementary registration document or the supplementary prospectus (and the registration document or the prospectus to which it relates, as applicable) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the registration document or the prospectus, as applicable) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus is not addressed. Prior to relying on the information contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus you must ascertain from the registration document or the prospectus, as applicable, whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 5

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 17 June 2019 for NatWest Markets Plc ("NatWest Markets") JPY 1,500,000,000 0.63 per cent. Notes due 20 June 2024 (the "JPY 1.5bn Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

Final Terms dated 18 June 2019 for NatWest Markets JPY 800,000,000 0.60 per cent. Notes due 21 June 2024 (the "JPY 800mn Notes") issued under the Programme

Final Terms dated 19 June 2019 for NatWest Markets JPY 1,000,000,000 0.66 per cent. Notes due 24 June 2024 (the "JPY 1bn Notes", together with the JPY 1.5bn Notes and the JPY 800mn Notes, the "Notes") issued under the Programme

The relevant Final Terms contains the final terms of each of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectuses dated 10 December 2018, 20 December 2018, 15 February 2019, 26 February 2019, 5 April 2019, 3 May 2019, 17 May 2019 and 17 June 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the relevant Final Terms for each of the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7974C_1-2019-6-19.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7974C_2-2019-6-19.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7974C_3-2019-6-19.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 June 2019

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary